Exhibit 99.2

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

5A. Operating Results

We design, manufacture, and distribute mobile phones and other consumer electronics through our operation plants in China. Our products are categorized into the following major categories: feature phone, smartphone, face mask and mobile phone accessories. Most of our products are produced to fulfill OEM/ODM orders received from our long-term clients and sold globally, including India, Brazil, the United States, and other emerging markets in South Asia and Africa as well as Europe. The following charts display our products contribution for the six months ended September 30, 2022 and 2023.

The following table sets forth our revenues by product lines and as a percentage of revenue for the fiscal years indicated:

	Six months ended September 30,
	2022		2023
Category	Amount	%	Amount		%
	RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	61,090	47.8	48,413	6,743	57.7
Smart phone	50,714	39.8	22,295	3,105	26.6
Others	15,891	12.4	13,218	1,841	15.7
Total	127,695	100	83,926	11,689	100

The following table sets forth our revenues by geographic region and as a percentage of revenue for the fiscal years indicated:

	Six months ended September 30,
	2022		2023
Category	Amount	%	Amount		%
	RMB		RMB	US$
	(in thousands, except for percentages)
PRC	53,727	42.1	58,495	8,147	69.7
Hong Kong	4,813	3.8	-	-	-
Africa	27,452	21.5	6,662	928	7.9
The United States	12,367	9.7	7,831	1,091	9.3
Mexico	22,201	17.3	7,375	1,027	8.8
South America	934	0.7	-	-	-
Japan	6,201	4.9	3,563	496	4.3
Total	127,695	100	83,926	11,689	100

Overview

The table below sets forth certain line items from our consolidated statement of comprehensive loss for the fiscal six months ended September 30, 2022 and 2023:

	Six months ended September 30,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Revenues	127,695	83,926	11,689
Costs of sales	115,199	79,980	11,140
Gross profit	12,496	3,946	549
Operating expenses	22,665	13,746	1,915
Interest expenses	4,075	1,960	273
Loss before income taxes	(14,244)	(11,760)	(1,639)
Income tax expenses	(85)	(85)	(12)
Loss from discontinued operation	1,456	91	13
Net loss	(15,615)	(11,766)	(1,640)

●	Revenue from Original Equipment Manufacturer (“OEM”) and Original Design Manufacturer (“ODM”) services deceased from RMB127.7 million to RMB83.9 million (US$11.7 million), representing a 34% decrease. We ceased our operations in India. Due to an overall change of business environment in India since July 2021, we have decided to make a strategic shift and switch focus from India to Mexico.

●	Gross profit margin decreased from 9.8% to 4.7%. Margin squeezed due to decline of demands in consumer electronic products.

●	Net loss reached RMB11.8 million (US$1.6 million), compared to net loss of RMB15.6 million during the same period last year. This is mainly due to decrease of the gross profit, partially offset by the decrease selling expenses, R&D expenses and general and administration expenses.

●	Exchange rate between RMB and US Dollar considerably affected the Company’s financial results, as 30%-60% of our products were sold to customers outside of mainland China, our revenue was affected by fluctuations in the exchange rate between US dollar and RMB.

Comparison of the six months ended September 30, 2023 and 2022

Revenue

Revenue for the six months ended September 30, 2023 was RMB83.9 million (US$11.7 million), a decrease of RMB43.8 million, or 34%, from RMB127.7 million for the same period of 2022. The decrease was primarily attributable to the decrease in OEM/ODM sales.

Cost of sales

Cost of sales for the six months ended September 30, 2023 was RMB80.0 million (US$11.1 million), a decrease of RMB35.2 million, or 30.5%, from RMB115.2 million for the same period of 2022. The decrease was in line with the decrease in sales volume.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

Gross profit

Gross profit for the six months ended September 30, 2023 was RMB3.9 million (US$0.5 million), representing a decrease of RMB8.6 million, or 68.8%, from the gross profit of RMB12.5 million for the same period of 2022 as a result of factors mentioned above.

Overall gross profit margin for the six months ended September 30, 2023 was 4.7%, or 5.1 percentage points lower, as compared to gross profit margin of 9.8% for the same period of 2022.

Operating expenses

	Six months ended September 30,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Selling expenses	4,176	3,393	473
General and administrative expenses(1)	16,423	10,984	1,530
R&D related expenses(1)	9,647	4,827	672
Other (income) expenses, net	(7,581)	(5,458)	(760)
Total	22,665	13,746	1,915

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other expenses, net. Operating expenses decreased by RMB9 million, or 39.3%, from RMB22.7 million for the six months ended September 30, 2022 to RMB13.7 million (US$1.9 million) for the six months ended September 30, 2023.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The increase in selling expense was mainly due to increase expenses on moulds and consumables.

General and administrative expenses primarily include salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies. General and administrative expenses decreased by RMB5.4 million, or 33%, from RMB16.4 million for the six months ended September 30, 2022 to RMB11.0 million (US$1.5 million) for the six months ended September 30, 2023. The decrease was mainly due to the decrease in consumable expenses.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. The decrease was mainly due to the decrease in consumable materials.

Other expenses (income), net for the six months ended September 30, 2023 was net income of RMB5.5 million (US$0.8 million), as compared to net income of RMB7.6 million for the same period of 2022. The decrease in income was mainly attributed to change in exchange rate of U.S. Dollar against RMB.

Income tax benefits

Income tax benefit is RMB0.1 million for the six months ended September 30, 2022 and 2023.

Net loss

Net loss was RMB11.8 million (US$1.6 million) for the six months ended September 30, 2023 compared to net loss of RMB15.6 million for the six months ended September 30, 2022.

5B. Liquidity and Capital Resources

As of September 30, 2023, the Company had current assets of RMB237.2 million (US$33.0 million) and current liabilities of RMB255.6 million (US$35.6 million), resulting in a working capital deficit of approximately RMB18.4 million (US$2.6 million). As of March 31, 2023, the Company had current assets of RMB237.0 million and current liabilities of RMB245.7 million, resulting in a working capital deficit of approximately RMB8.7 million.

The Company had accumulated deficit of RMB175.9 million and RMB186.4 million (US$26.0 million) as of March 31, 2023 and September 30, 2023, respectively. For the six months ended September 30 2023, the Company incurred a net loss of RMB11.8 million (US$1.6 million).

On April 1, 2023, The Company entered into a loan agreement with Grandsky Phoenix Limited to borrow USD3.5 million, with a term of one year. The loan is interest free and will be due by March 31, 2024.

We continues to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. We expect that the existing and future cash generated from operation will be sufficient to fund the future operating expenses and capital expenditure requirements. In addition, we are also working on raising additional funding to finance the operations as well as business expansion.

Cash and Cash Equivalents and restricted cash

The following table sets forth certain historical information with respect to our statements of cash flows:

	Six months ended September 30,
	2022	2023
	RMB	RMB	USD
	(in thousands)
Net Cash Used in Operating Activities	(4,686)	(13,083)	(1,824)
Net Cash Used in Investing Activities	(2,204)	-	-
Net Cash Provided by Financing Activities	6,954	19,583	2,728
Effect of exchange rate changes on cash and cash equivalents	7,726	1,527	214
Net Increase in Cash and Cash Equivalents	7,790	8,027	1,118

We had cash, cash equivalent and restricted cash of approximate RMB72.4 million and RMB80.5 million (US$10.6 million) as of March 31, 2023 and September 30, 2023, respectively.

Net cash used in operating activities was RMB13.1 million (US$1.8 million) for the six months ended September 30, 2023 as compared with net cash used in operating activities of RMB4.7 million for the same period of 2022.

Net cash used in investing activities for six months ended September 30, 2023 was RMBnil as compared to net cash used in investing activities of RMB 2.2 million for the same period of 2022. Cash used in the six months ended September 30, 2022 were for payments of property and equipment.

Net cash provided by financing activities for six months ended September 30, 2023 was RMB19.6 million (US$2.7 million) as compared to net cash provided by financing activities of RMB7.0 million for the same period of 2022. The net cash inflow was mainly attributed to loans from a shareholder.

Contractual Obligations

In December 2017, UTime SZ signed a property sale contract with Shenzhen Fumeibang Technology Co., Ltd (“Fumeibang”), previously known as “BuTa Entertainment” for selling office real estate in Nanshan District, Shenzhen, China for a cash price of RMB20.1 million (US$3.1 million). BuTa Entertainment agreed to lease the office estate back to the Company for a term of up to 3 years, with an annual rental payment of approximately RMB1.0 million (US$0.15 million). According the lease agreement, the eleven months from February 2018 to December 2018 is free of rental charge.

In September 2019, UTime SZ signed a lease agreement with Fumeibang for a term of one year, with an annual rental payment of approximately RMB1.0 million (US$0.15 million) and was most recently renewed on April 1, 2022.

On September 1, 2017, UTime GZ entered a lease agreement with Guizhou Jietongda Technology Co., Ltd. (“Jietongda”). Jietongda agreed to lease the factory building located in Xinpu District of Guizhou, China to UTime GZ, for a term of up to 4.5 years, with an annual rental payment of approximately RMB 4.2 million (US$0.6 million).

During the year ended March 31, 2020, UTime GZ entered into supplementary agreement with Jietongda and modified the original warehouse lease contract effective since September 1, 2017. Total lease amount reduced from RMB18.9 million (US$2.7 million) to RMB7.5 million (US$1.1 million) for the 4 years and 6 months’ lease period.

On September 1, 2017, UTime GZ entered into a lease agreement with Jietongda. Jietongda agreed to lease the equipment for processing mobile phones to UTime GZ, for a term of up to 5 years, with an annual rental payment of approximately RMB0.6 million (US$0.1 million).

In November 2021, UTime Guangxi entered into a Factory Lease Agreement to lease Factory for production from Nanning Industrial Investment Group Cp., Ltd, for a term of up to 5 years, with a monthly rental payment of RMB 384,853.8 (including 6 months rent-free period).

In March 2022, UTime Guangxi entered into a Lease Agreement to lease dormitory for staff from Nanning Industrial Investment Group Cp., Ltd, for a term from March 25, 2022 to March 31, 2027, with a monthly rental payment of RMB 30,706.06.

The following table sets forth our contractual obligations as of September 30, 2023, which included the lease and loan arrangement described above:

Payments due by period (in thousands)
Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Short term borrowings	47,430	47,430	-	-	-
Current portion of long-term borrowings	1,080	1,080	-	-	-
Long term borrowings	6,330	-	1,080	5,250	-
Operating lease payments	14,219	4,575	4,575	5,069	-
Total	69,059	53,085	5,655	10,319	-